SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

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Zoe’s Kitchen, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98979J109

(CUSIP Number)

June 18, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G
CUSIP No. 98979J109	Page 2 of 8

1	name of reporting person Vintage Capital Management, LLC
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0 shares
	6	shared voting power 1,950,000 shares
	7	sole dispositive power 0 shares
	8	shared dispositive power 1,950,000 shares
9	aggregate amount beneficially owned by each reporting person 1,950,000 shares
10	check box if the aggregate amount in row (9) excludes certain shares ☐
11	percent of class represented by amount in row (9) 9.9%*
12	type of reporting person OO

*	Percentage calculated based on 19,603,222 shares of common stock, par value $0.01 per share, outstanding as of May 24, 2018, as reported in the Form 10-Q for the quarter ended April 16, 2018, of Zoe’s Kitchen, Inc.

Schedule 13G
CUSIP No. 98979J109	Page 3 of 8

1	name of reporting person Kahn Capital Management, LLC
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0 shares
	6	shared voting power 1,950,000 shares
	7	sole dispositive power 0 shares
	8	shared dispositive power 1,950,000 shares
9	aggregate amount beneficially owned by each reporting person 1,950,000 shares
10	check box if the aggregate amount in row (9) excludes certain shares ☐
11	percent of class represented by amount in row (9) 9.9%*
12	type of reporting person OO

*	Percentage calculated based on 19,603,222 shares of common stock, par value $0.01 per share, outstanding as of May 24, 2018, as reported in the Form 10-Q for the quarter ended April 16, 2018, of Zoe’s Kitchen, Inc.

Schedule 13G
CUSIP No. 98979J109	Page 4 of 8

1	name of reporting person Brian R. Kahn
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	citizenship or place of organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	sole voting power 0 shares
	6	shared voting power 1,950,000 shares
	7	sole dispositive power 0 shares
	8	shared dispositive power 1,950,000 shares
9	aggregate amount beneficially owned by each reporting person 1,950,000 shares
10	check box if the aggregate amount in row (9) excludes certain shares ☐
11	percent of class represented by amount in row (9) 9.9%*
12	type of reporting person IN

*	Percentage calculated based on 19,603,222 shares of common stock, par value $0.01 per share, outstanding as of May 24, 2018, as reported in the Form 10-Q for the quarter ended April 16, 2018, of Zoe’s Kitchen, Inc.

Schedule 13G
CUSIP No. 98979J109	Page 5 of 8

Item 1(a).	Name of Issuer

Zoe’s Kitchen, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

5760 State Highway 121, Suite 250, Plano, Texas 75024.

Item 2(a).	Name of Person Filing

This Schedule 13G is filed by:

(i)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”);

(ii)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member and majority owner of Vintage Capital; and

(iii)	Brian R. Kahn, who serves as (A) the manager and a member of Vintage Capital; and (B) the manager and sole member of Kahn Capital.

Vintage Capital, Kahn Capital and Mr. Kahn are referred to collectively as the “Reporting Persons.”

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of each of the Reporting Persons is 4705 S. Apopka Vineland Road, Suite 206, Orlando, Florida 32819.

Item 2(c).	Citizenship

Vintage Capital is a Delaware limited liability company.

Kahn Capital is a Delaware limited liability company.

Brian R. Kahn is a United States citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number

98979J109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Schedule 13G
CUSIP No. 98979J109	Page 6 of 8

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Schedule 13G
CUSIP No. 98979J109	Page 7 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2018

Vintage Capital Management, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

Kahn Capital Management, LLC

By:	/s/ Brian R. Kahn
	Name:	Brian R. Kahn
	Title:	Manager

/s/ Brian R. Kahn
Brian R. Kahn

Schedule 13G
CUSIP No. 98979J109	Page 8 of 8

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G filed by Vintage Capital Management, LLC, Kahn Capital Management, LLC and Brian R. Kahn on July 27, 2017).